Mail Stop 3561

September 17, 2009

Via Fax & U.S. Mail

Mr. David Rogers
Chief Financial Officer
4116 Antique Sterling Court
Las Vegas, Nevada 89129

> **Re:** **International Industrial Enterprises, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 23, 2009**
> **File No. 000-52905**

Dear Mr. Rogers:

We have reviewed your response letter dated September 1, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Exhibit 31. Rule 13(a)-14a/Rule 15(d)-14(a) Certifications
Exhibit 32

1. We note from your responses to our previous comments 7 and 8 that you included the revised certifications with your response letter. However, we believe that an amended Form 10-K should be filed to include the requested certifications. Please revise accordingly.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may contact Matt Spitzer at (202) 551-3227 if you have any questions regarding legal matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(702) 255-4170